EXHIBIT 99.2

MURPHY OIL CORPORATION

TIME-BASED RESTRICTED STOCK UNIT - CASH GRANT AGREEMENT

Time-Based Restricted Stock Unit - Cash Award Number	Name of Grantee	Number of Restricted Stock Units Subject to this Grant

This Time-Based Restricted Stock Unit - Cash Award (the “Award”) granted on and dated             , 2014, by Murphy Oil Corporation, a Delaware corporation (the “Company”), pursuant to and for the purposes of the 2012 Long-Term Incentive Plan (the “Plan”).

This Agreement is subject to the following terms and provisions:

1. The Company hereby grants to the individual named above (the Grantee) an Award of Time-Based Restricted Stock Units – Cash each equal in value to one share of Common Stock of the Company. This award will only settle in cash and no shares of Common Stock of the Company will be issuable under this award.

2. This Award is subject to the following vesting and time lapse restrictions:

(a) In accordance with the Plan, this award will fully vest and the Grantee will be paid in cash the equivalent value of his/her units in shares of Company stock on the vesting date, less applicable withholding taxes, without restrictions, on the third anniversary of the Award.

(b) In the event that the Grantee’s employment terminates anytime prior to the third anniversary of the Award, except for reason of death, disability, or retirement he/she will forfeit all units pursuant to this Award.

(c) In the event of the Grantee’s death, disability, or retirement(as determined under the Plan) prior to the third anniversary of the Award, the Grantee will receive the pro-rata number of units earned based upon the number of months worked pursuant to this Award up to the time of the death, disability, or retirement event. The Grantee will be paid in cash the equivalent value of his/her vested units in shares of Company stock on the vesting date, less applicable statutory withholding taxes, as soon as reasonably practicable following death, disability, or retirement.

3. The Award will fully vest and 100 percent of the Time-Based Restricted Stock Units - Cash will be deemed to be earned and the Grantee will be paid in cash the equivalent value of his/her vested units in shares of Company stock, less applicable withholding taxes, without restrictions, upon the occurrence of a Change in Control (as such term is defined in the Plan) provided, however, that no payment will be made until the third anniversary of the award unless the Change in Control also qualifies as a change in the ownership or effective control of Murphy Oil Corporation, or in the ownership of a substantial portion of its assets, as determined under Section 409A of the Internal Revenue Code.

4. In the event of any relevant change in the capitalization of the Company subsequent to the date of this grant and prior to its vesting, the number of units will be equitably adjusted pursuant to the Plan to reflect that change.

Ex. 99.2-1

EXHIBIT 99.2 (Contd.)

5. This award is not assignable except as provided in the case of death and is not subject in whole or in part to attachment, execution or levy of any kind.

6. The holder of these Time-Based Restricted Stock Units – Cash shall not be eligible to receive any dividends or other distributions paid with respect to these shares during the Restricted Period. An amount equivalent to the cash value of these dividends and/or other distributions shall be paid to the holder upon vesting of the award. Any such payment (unadjusted for interest) shall be made in cash, less applicable withholding taxes, in an amount equal to the value of such accrued and unpaid dividends.

7. The Plan and this Agreement are administered by the Executive Compensation Committee of the Board of Directors of Murphy Oil Corporation. The Executive Compensation Committee has the full authority and discretion to interpret and administer the Plan consistent with the terms and provisions of the plan document.

Attest:	Murphy Oil Corporation

By

Ex. 99.2-2